Exhibit 5
                                                                       ---------



                           [United Rentals Letterhead]


                                                              December 29, 2000



Ronald F. Carapezzi
President and General Manager
General Electric Capital Corporation
Commercial Equipment Financing
401 Merritt Seven, Second Floor
Norwalk, CT 06856

Santos Fund I, L.P.
3155 NW 77 Avenue
Miami, FL 33122

Jorge Mas, Jose Ramon Mas and Juan Carlos Mas
3155 NW 77 Avenue
Miami, FL 33122


Dear Sirs:

         United Rentals, Inc. ("United Rentals") is pleased to submit to General Electric Capital Corporation ("GE Capital"), Santos Fund I, L.P. ("Santos") and certain members of the Mas family (the "Mas Family") this letter to pursue a transaction described in a proposal letter of even date, the form of which is attached hereto (the "Proposal Letter"), from United Rentals to the Special Committee (the "Special Committee") of the Board of Directors of Neff Corp. ("Neff"). If you each agree to pursue the transaction, United Rentals will submit the Proposal Letter to the Special Committee. We have no intention of proceeding with any proposal to Neff with respect to the transaction contemplated by the Proposal Letter and the attached term sheet (the "Term Sheet") without the approval of each of you. Capitalized terms used herein shall have the meanings set forth in the Proposal Letter and the Term Sheet.

         By signing this letter, the parties hereto confirm their support and approval of the transactions described in this letter, the Proposal Letter and the Term Sheet and that (i) after the closing, GE Capital and Santos would own 6 million shares of Neff Class B common stock, (ii) a group of investors including GE Capital would purchase $90 million of United Rentals Series C Perpetual Convertible Preferred Stock ("Series C Preferred Stock"), and (iii) the members

Ronald F. Carapezzi
Santos Fund I, L.P.
Jorge Mas, Jose Ramon Mas and Juan Carlos Mas
December 29, 2000
Page 2

of the Mas Family would exchange their Neff shares for shares of Series C Preferred Stock, as more fully described in the Proposal Letter.

         The proposed transaction is contingent, among other things, upon the approval of the Neff Special Committee, the respective Boards of Directors of United Rentals and Neff, United Rentals' senior lenders, Neff stockholders, and appropriate regulatory agencies. The proposed transaction is also contingent on completion of satisfactory due diligence (including branch due diligence after receiving full access and cooperation by Neff), the signing of a definitive merger agreement and the satisfaction of its terms and conditions, confirmation prior to the signing of a definitive merger agreement that the proposed transaction would not negatively change United Rentals' current credit ratings, and acceptance of United Rentals' exchange offer by holders of at least 95% of the Old Notes. There can be no assurance that these conditions will be met or that this transaction will take place.

         This letter, including the attached Proposal Letter and the Term Sheet, constitutes a non-binding agreement in principle regarding a transaction on the general terms and conditions outlined herein and in the Proposal Letter and the Term Sheet. The Proposal Letter and the Term Sheet do not purport to summarize all of the terms and conditions upon which any transaction would be based, which terms and conditions would be contained fully only in any final documentation, and indicate only the principal terms and conditions under which an overall transaction would be considered. Each party may for whatever reason or for no reason change the terms of its participation in the proposed transaction, or cease further consideration of any transaction, at any time without liability to any party, and no party shall have any claim that any other party did not act in good faith.

         The parties will need to make appropriate public filings disclosing this letter in order to comply with their obligations under the federal securities laws. Wherever reasonably possible, the parties will coordinate their public disclosures.

         If you should have any questions regarding this letter, the Proposed Letter or the Term Sheet, I can be reached at (203) 622-3131. Questions of a legal nature should be directed to our legal counsel, Richard Grossman of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2116.



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

Ronald F. Carapezzi
Santos Fund I, L.P.
Jorge Mas, Jose Ramon Mas and Juan Carlos Mas
December 29, 2000
Page 3

         This letter may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

                                            Very truly yours,

                                            /s/ John Milne

                                            John Milne


Agreed and accepted:

General Electric Capital Corporation

By: /s/ Ronald F. Carapezzi      Date: 12/29/00
    -----------------------            --------
Name:  Ronald F. Carapezzi
Title: Vice President


Santos Fund I, L.P.

By: /s/ Jorge Mas                Date: 12/29/00
    -----------------------            --------
Name:  Jorge Mas
Title: President


/s/ Jorge Mas                    Date: 12/29/00
-----------------------                --------
Jorge Mas


/s/ Jose Ramon Mas               Date: 12/29/00
-----------------------                --------
Jose Ramon Mas


/s/ Juan Carlos Mas              Date: 12/29/00
-----------------------                --------
Juan Carlos Mas


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

                         SUMMARY OF TERMS FOR A POSSIBLE
                    TRANSACTION INVOLVING NEFF ("TERM SHEET")
                    -----------------------------------------


I.                          THE TRANSACTION

Merger: Acquisition of the majority of the shares of capital stock of Neff Corp. ("Neff") by United Rentals, Inc. ("United Rentals"), in a one-step merger transaction (the "Merger") in which a newly formed wholly-owned subsidiary of United Rentals would merge with and into Neff pursuant to which (A) each publicly held share of Class A common stock of Neff (the "Class A Common Stock") would be exchanged for 0.18 (the "Exchange Ratio") of a share of United Rentals common stock (the "United Rentals Common Stock");
                            (B) certain members of the Mas family (the "Mas Family") would exchange pursuant to the Merger their shares of Class A Common Stock for shares of a new convertible preferred stock in United Rentals having characteristics stated in Section II; (C) Santos Fund I, L.P. ("Santos") would exchange its 0.9 million shares of Class A Common Stock in Neff for an equal number of shares of Class B Common Stock of Neff (the "Class B Common Stock"); and (D) General Electric Capital Corporation ("GE Capital") would maintain its 5.1 million shares of Class B Common Stock in Neff and would be the holder of such shares after giving effect to the Merger (with such Class B Common Stock held by GE Capital and Santos having reduced voting rights so that GE Capital and Santos would have less than 20% of the Neff vote upon consummation of the Merger). The Neff employee stock options would roll-over into United Rentals options based on the Exchange Ratio.

Variable Forward            In connection with the transaction, GE Capital,
Contracts:                  Santos and United Rentals will enter into contracts
                            that set forth terms on which each of GE Capital and Santos can, at their option, require United Rentals to purchase from GE Capital and Santos or United
                            Rentals can, at its option, require GE Capital and Santos to sell to United Rentals, as applicable, all or a portion of the shares of Class B Common Stock retained by GE Capital and received by Santos in the Merger. A summary of the terms of these contracts is set forth in Appendix 1.

Subordinated Note           United Rentals would offer to exchange newly issued
Exchange Offer:             10.25% Senior Subordinated Notes due 2008 (the "New
                            Notes") for Neff's 10.25% Senior Subordinated Notes due 2008 (the "Old Notes"). The exchange offer would be at an exchange ratio of $750 principal amount of New Notes (which, based on current market rates, would represent a value of approximately $600) for each $1,000 principal amount of Old Notes.

Voting Agreements:          Irrevocable voting agreement by GE Capital, the Mas
                            Family and Santos to vote in favor of the Merger.


II. TERMS OF THE UNITED RENTALS SERIES C PERPETUAL CONVERTIBLE PREFERRED STOCK ("SERIES C PREFERRED STOCK")


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Issuance of Series C        The 8.6 million shares of Class A Common Stock
Preferred Stock:            currently owned by the Mas Family would be exchanged
                            for shares of Series C Preferred Stock with an aggregate liquidation preference equal to the value of a number of shares of United Rentals Common Stock equal to the product of the Exchange Ratio and the number of Class A Common Stock currently owned by the Mas Family. The value of the shares of United
                            Rentals Common Stock will be the average closing price of the United Rentals Common Stock on the NYSE for the ten consecutive trading days ending on the trading day prior to the occurrence of the closing
                            (the "10-day Average United Rentals Closing Price").

                            If the proposed transaction is completed, an investor group including GE Capital would purchase $90 million of newly issued Series C Preferred Stock.

Conversion Price:           15% above the 10-day Average United Rentals Closing
                            Price, but not less than $22 per share.

Anti-dilution:              Anti-dilution adjustments, primarily on stock
                            splits, stock dividends, sales of stock to affiliates at less than the Conversion Price (other than in bona fide compensation arrangements), and on certain mergers, in each case consistent with United
                            Rentals Series B Perpetual Convertible Preferred
                            Stock ("Series B Preferred Stock"). Must give notice of these events to the holders.

Dividends:                  Series C Preferred Stock does not accrue dividends,
                            and is entitled to dividends on an as-converted basis only if United Rentals declares dividends on its common stock.

Other Preferreds:           Parity stock can be issued, but not senior stock.

Liquidation                 $1,000 per share, but holders will in no event
Preference:                 receive less than the amount they would have
                            received in liquidation as a common stockholder participating with other common stockholders had the holders of the Preferred Stock converted their Series C Preferred Stock prior to liquidation.

Ranking: Pari passu with United Rentals Series A Perpetual Convertible Preferred Stock ("Series A Preferred Stock") and Series B Preferred Stock.

Voting: Shares of Series C Preferred Stock vote together with United Rentals common stock as one class on all matters on an as-converted basis, unless required otherwise by Delaware law. However, on matters which require the consent of the holders of Series C Preferred Stock, the holders of Series C Preferred Stock will vote as one class with the holders of Series A Preferred Stock and Series B Preferred Stock, unless otherwise required by Delaware law.

Change of Control:          On a change of control which is not a pooling, the
                            holders of Series C Preferred Stock can put their Series C Preferred Stock to United Rentals at the
                            Liquidation Preference plus a premium equal to 6.25% of the Liquidation Preference compounded annually from the date of issuance to the date of change of control (the "Put Price"). The Put Price is payable in cash.


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

                            On a change of control which is a pooling, Series C Preferred Stock automatically converts into United Rentals Common Stock. For this purpose, Series C Preferred Stock will be valued at 109.5% of the Put Price and Series C Preferred Stock will be converted into a number of shares of United Rentals Common Stock equal to (i) such adjusted value, divided by
                            (ii) the Conversion Price.

                            A change of control occurs when any outside group (other than the holders of Series C Preferred Stock) acquires control of more than 50% of the United Rentals Common Stock, either directly or indirectly by way of a merger.

Restrictions on             Consent of Series C Preferred Stock required for
dividends, tender offers    annual dividends in excess of 5% of market
and stock repurchases:      capitalization. Repurchases of stock are limited on
                            an annual basis to 5%, 10% and 15% of market capitalization for successive five-year periods coinciding with the applicable five-year periods in the Series B preferred stock; the restriction lapses at the end of the third period. This restriction shall allow for the existing stock repurchase program and shall authorize United Rentals to acquire an additional $200 million of its issued and outstanding common stock.

Registration for            Two Demands (plus one clean-up after third year),
underlying common           subject to certain black-out periods; 45 days to
stock:                      file; United Rentals has certain piggybacks on
                            demand registration. Customary piggyback registration rights, subject to cut-back. United
                            Rentals selects the underwriters.

                            Holders will lock-up for any United Rentals stock offerings (30 days before and 90 days after) and for any United Rentals pooling.

Reporting                   Copies of all SEC filings must be delivered to
requirements:               holders within three business days; also promptly
                            deliver all materials distributed to shareholders.
                            Materials available on EDGAR will be delivered only on request.

III.                        CLOSING CONDITIONS AND CERTAIN OTHER TERMS

A. CONDITIONS TO CLOSING    (1) The parties shall have entered into a definitive
UNDER DEFINITIVE MERGER     merger agreement which among other things sets forth
AGREEMENT                   detailed pre-closing covenants regarding the
                            operation of the business and the condition of the assets at closing.

                            (2) No superior proposal shall have been accepted by the Special Committee.

                            (3) The transaction shall have received HSR approval.

                            (4) A group of investors including GE Capital shall have purchased $90 million of newly issued Series C Preferred Stock.

                            (5) Shareholders of Neff shall have approved the Merger.

                            (6) United Rentals shall have received any required consents from the banks under its existing credit facilities to consummate the transaction contemplated by this Term Sheet.

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

                            (7) United Rentals and GE Capital shall have entered into a shareholders' agreement under which:

                            GE Capital and Santos consent to (i) purchases and sales of assets between United Rentals or affiliates of United Rentals and Neff at fair market value, provided that any purchase or related series of purchases in excess of $25 million would either require the consent of GE Capital or a fairness opinion acceptable to the parties; (ii) administrative and other transactions between Neff and United Rentals or its affiliates that are no less favorable to Neff than United Rentals' policies for such transactions with its other subsidiaries, provided that payment for services may be made only for services actually rendered; (iii) the determination by Neff's board not to make cash or other distributions; provided, that, if there are cash or other distributions, GE Capital and Santos would receive their pro rata share; (iv) the guarantee by Neff of all debt obligations of United Rentals and its subsidiaries and the pledge by Neff of its assets as collateral for such obligations; and (v) the waiver by Neff, GE Capital and Santos of any rights they might otherwise have under doctrines of corporate or business opportunity as against URI, its affiliates, officers, directors, agents or representatives (acting in such capacity). Except as aforesaid, GE Capital and Santos shall retain all other rights as stockholders of Neff which they would otherwise have under law, and, in addition, the consent of GE Capital and Santos shall be required for the following extraordinary actions: amendment of Neff's charter and by-laws; selection of accountants if other than one of the Big Five; and issuances of equity securities. GE Capital and Santos shall also receive customary and proportionate tag-along rights in the event of a sale of shares of Neff by United Rentals to unaffiliated third parties.

                            (8) Neff shall not have indebtedness for money borrowed (other than its subordinated notes) in excess of $160 million.

                            (9) United Rentals' note exchange offer shall have been accepted by holders of at least 95% of the Old Notes.

                            (10) Other customary conditions, including receipt of a tax opinion by Neff's counsel that the Merger is more likely than not to qualify as a tax-free reorganization and the consideration to be received in the Merger is more likely than not to be tax-free to the Neff public stockholders and the Mas Family.

B. CERTAIN OTHER
MATTERS


Credit Ratings Not          United Rentals shall not enter into a definitive
Impacted:                   merger agreement until it receives confirmation that
                            the proposed transaction would not negatively change
                            United Rentals' current credit ratings.



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

Nortrax Litigation:         Neff currently is engaged in litigation and
                            arbitration proceedings (the "Nortrax Litigation") against Nortrax Equipment Company. Should Neff after the closing recover any amount from Nortrax in the Nortrax Litigation, Neff will pay to GE Capital 50% of any net proceeds after deducting all attorneys' and other fees and disbursements, court costs, and all settlement, damage, award and other costs incurred from and after the closing with respect to the Nortrax Litigation ("Costs"). In the event such net recovery does not occur, or should Neff otherwise incur any Costs for which it has not been made whole by payments from Nortrax, GE Capital and United Rentals would share on a 50/50 basis the first $10 million (the "Shared Portion") of such Costs, and GE Capital will indemnify and hold harmless United Rentals, or Neff as a subsidiary of United Rentals, for any Costs incurred by United
                            Rentals or Neff in excess of the Shared Portion. In addition, to the extent United Rentals incurs any liability or costs in connection with the sharing of the Shared Portion, GE Capital on a quarterly basis
                            (subject to a de minimus exception) will purchase additional shares of Series C Preferred Stock (at a conversion price equal to the greater of $22 or 15% above the United Rentals Common Stock market price at the time of issuance) for a purchase price and with a face amount equal to the Costs incurred by United Rentals. United Rentals will have the right to control the prosecution and defense of the Nortrax Litigation.

Indemnification Matters:    Without limiting any rights under the officer and
                            director liability insurance policy or any indemnification claim for matters not covered by the following sentence, GE Capital, Santos and the Mas
                            Family (and their representatives) will not bring any direct action or lawsuit against Neff relating to events occurring prior to the closing. GE
                            Capital, Santos and the Mas Family (and their representatives) shall not be indemnified or advanced expenses by Neff or United Rentals in connection with shareholder claims or lawsuits arising in connection with the transaction or any prior proposals or offers made to acquire Neff, except to the extent such indemnification or expense advancement is covered by amounts available under an existing officer and director liability policy of Neff, with Neff responsible for any retention/deductible under such policy up to $150,000 in the aggregate.


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

                                                                      APPENDIX 1


                            VARIABLE FORWARD CONTRACTS AND ELECTIONS OF THE PARTIES THEREUNDER


Variable Forward            United Rentals and each of GE Capital and Santos
Contracts Between           will enter into a variable forward contract (each, a
United Rentals and          "Variable Forward Contract") with respect to the
Each of GE Capital          Class B Common Stock held by each of GE Capital and
and Santos:                 Santos after the Merger. As more fully described
                            below, the Variable Forward Contracts will provide for terms on which parties can elect for the acquisition of all or a portion of such shares by United Rentals from GE Capital and Santos.

Settlement Date:            The GE Capital Variable Forward Contract will be
                            settled on the earliest of (i) if GE Capital elects, the ninth anniversary of the date of the Variable
                            Forward Contract (the "Latest Settlement Date"),
                            (ii) if GE Capital elects, for 30 days after any consecutive period of 20 trading days in which United Rentals Common Stock closes above $45 per share, (iii) if GE Capital elects, the bankruptcy of United Rentals, (iv) if United Rentals elects, at any time commencing on the second anniversary of the date of the Variable Forward Contract through the Latest Settlement Date, and (v) if either GE Capital or United Rentals elects, a Change-in-Control Event
                            (as defined). Change-in-Control Event means, at any time (a) United Rentals shall cease to beneficially own and control more than 50% on a fully diluted basis of the economic and voting interests in the voting stock of Neff, (b) Neff shall liquidate or dissolve, (c) Neff shall sell all or substantially all of its assets to a third party or (d) Neff shall enter into a merger transaction in which United
                            Rentals shall cease to own a majority of the voting stock of Neff after such merger. The Santos Variable
                            Forward Contract will have corresponding Settlement
                            Date provisions.

Termination:                If there shall not previously have occurred a
                            Settlement Date, the Variable Forward Contract will terminate on the first day after the Latest
                            Settlement Date.

Determination of Neff       At the Settlement Date of the GE Capital Variable
Shares Delivered:           Forward Contract, the number of shares of Class B
                            Common Stock to be delivered by GE Capital to United
                            Rentals will be the excess of 5.1 million over the Retained Appreciation Amount (as defined). The
                            Retained Appreciation Amount will be that number of such shares equal in value, determined for this purpose using the value of the Class B Common Stock as of the Settlement Date, to the lesser of (i) the excess, if any, of the aggregate value, at the Settlement Date, of the 5.1 million shares of such stock, over the Reference Value, and (ii) 20% of the Reference Value. The Santos Variable Forward
                            Contract will have corresponding Settlement Date
                            Provisions. Notwithstanding the foregoing, in the event that the Settlement Date occurs in the first five years after the Closing pursuant to clause (ii) or (v) of the Settlement Date paragraph, there will be no Retained Appreciation Amount and the full 5.1 million shares (or 900,000 shares in the case of Santos) will be delivered on the Settlement Date to satisfy the GE Capital Variable Forward Contract (or the Santos Variable Forward Contract, as applicable).

Forward Sales Price:        On any Settlement Date that is triggered by an
                            election referred to in the Settlement Date paragraph, United Rentals will pay to GE Capital
                            $81,600,000 with respect to the GE Capital Variable
                            Forward Contract. On any Settlement Date that is triggered by an election referred to in the Settlement Date paragraph, United Rentals will pay to Santos $14,400,000 with respect to the Santos
                            Variable Forward Contract. Payment at the Settlement
                            Date shall be made in cash or, at United Rentals' election in the case of a Settlement Date described in clause (ii) of the Settlement Date paragraph, in freely tradable United Rentals Common Stock.

Reference Value:            Reference Value will equal $11,475,000 in the case
                            of the GE Capital Variable Forward Contract.
                            Reference Value will equal $2,025,000 in the case of the Santos Variable Forward Contract.

Settlement Date Value:      The parties will establish a mechanism for valuation
                            of Class B Common Stock as of the Settlement Date based on the net worth of Neff.

Right to Buy Remaining      United Rentals will have the right to purchase at
Class B Shares:             then fair market value any shares of Class B Common
                            Stock held by GE Capital or Santos after the Settlement Date.




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